

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2008

Mr. Theodore Tsagkaris
Chief Executive Officer
Tari Inc.
200 Burrard St., Suite 1550
Vancouver, British Columbia, Canada V6C 3L6

> **Re:** **Tari Inc.**
> **Form 10-KSB for the fiscal year ended March 31, 2007**
> **Filed July 2, 2007**
> **File No. 1-31669**

Dear Mr. Tsagkaris:

We have reviewed your Form 10-KSB for the fiscal year ended March 31, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2007

Controls and Procedures, page 26

1.   We note your statement that you evaluated the effectiveness of your disclosure
        controls and procedures as of the end of the 2003 fiscal year. Please clarify if you
        evaluated the effectiveness of your disclosure controls and procedures as of the
        end of the 2007 fiscal year.

2.   You state that disclosure controls are controls and other procedures that are
        designed to ensure that information that you are required to disclose in the reports
        you file pursuant to the Securities Exchange Act of 1934 is recorded, processed,
        summarized and reported. Revise to clarify, if true, that *your* disclosure controls
        and procedures are designed to ensure that information required to be disclosed
        by you in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your principal
        executive and principal financial officers, to allow timely decisions regarding
        required disclosure. Further state, if true, that *your* disclosure controls and
        procedures are designed to ensure that information required to be disclosed by
        you in the reports that you file or submit under the Exchange Act is recorded,
        processed, summarized and reported within the required period of time. See
        Exchange Act Rule 13a-15(e).

3.   We note that subject to the limitations disclosed, that your CEO and PAO
        concluded your disclosure controls are effective at providing reasonable
        assurance…Pease revise to state clearly, if true, that your disclosure controls and
        procedures are *designed to* provide reasonable assurance of achieving their
        objectives and that your principal executive officer and principal financial officer
        concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level.

Form 10-QSB for the interim period ended September 30, 2007

Controls and Procedures

4.   Rather than indicate there have been no significant changes in your internal
        controls, disclose any change in your internal control over financial reporting
        identified in connection with the evaluation that occurred during your last fiscal
        quarter that has materially affected, or is reasonably likely to materially affect
        your internal control over financial reporting as required by Item 308(c) of
        Regulation SB. Refer to Release 33-8238 for additional guidance related to

amendments to the disclosure requirements, which were effective August 14, 2003.

5. You indicate that the certifying officers evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days of the filing date of your report. Please comply with Item 307 of Regulation S-B and SEC Release No. 33-8238, issued on June 5, 2003 which requires that your evaluation be completed as of the end of the period covered by your periodic report.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief